[Dechert LLP Letterhead]

February 9, 2010

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	PennantPark Senior Floating Rate Fund Inc.

Dear John:

Today we have transmitted electronically for filing on behalf of PennantPark Senior Floating Rate Fund Inc., a closed-end investment management company (the “Registrant”), Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 of the Registrant (“Amendment No. 2”) under the Investment Company Act of 1940 and Securities Act of 1933.

Amendment No. 2 reflects significant changes to Amendment No. 1 to the Registration Statement filed by the Registrant, including (1) a change in form of the Registrant from a traditional closed-end fund to a business development company and (2) a change in the name of the Registrant to PennantPark Floating Rate Capital Ltd. To facilitate your review, we will provide to you under separate cover copies of Amendment No. 2 marked to show changes from Amendment No. 1 as well as a copy of Amendment No. 2 marked to show how it differs from Amendment No. 6 to the Registration Statement of PennantPark Investment Corporation, which was declared effective on January 28, 2011.

Please direct any questions concerning the filing to me at 202-261-3313 or Bill Bielefeld at 202.261.3386.

Very truly yours,

/s/ Thomas J. Friedmann